Tyco International Ltd.
Second Floor
90 Pitts Bay Road
Pembroke, HMO8, Bermuda
Tele: 441 292 8674

August 15, 2006

Mr. Martin James
Senior Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

RE:	Tyco International Ltd.
Form 10-K for the fiscal year ended September 30, 2005
Filed December 9, 2005
Form 10-Q for the quarter ended March 31, 2006
File No. 001-13336

Dear Mr. James:

This letter contains responses to the Staff’s letter dated July 31, 2006 to Tyco International Ltd. (the “Company”), which sets forth the Staff’s comments regarding the above referenced documents.

In connection with these responses to the Staff, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each of our responses.  For the convenience of the Staff, a copy of this letter has also been provided to Kate Tillan.  Should you have any questions concerning the accompanying materials, please contact C. A. (John) Davidson, Controller and Chief Accounting Officer at 609-720-4638.

Very truly yours,

/s/ Christopher J. Coughlin

Christopher J. Coughlin
Executive Vice President and Chief Financial Officer

Mr. Martin James
August 15, 2006

Copies to:

Tyco International Ltd.
William Lytton, Executive Vice President and General Counsel
Carol A. Davidson, Senior Vice President, Controller and Chief Accounting Officer
John Jenkins, Vice President and Corporate Secretary
Nancy Merola, Vice President and Assistant Controller
Sam Eldessouky, Director Technical Accounting Research
Gregory Barksdale, Corporate Securities Counsel

Deloitte & Touche LLP
James R. Flaherty, Deloitte & Touche Partner
Michael Titta, Deloitte & Touche Partner

Tyco International Ltd.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 9A. Controls and Procedures, page 64

1.                We note your disclosure that management concluded that your disclosure controls and procedures are effective to provide reasonable assurance “that information required to be disclosed in [y]our Exchange Act reports is recorded, processed, summarized and reported as and when required.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

The Company has considered the Staff’s comment and deleted the superfluous language in our June 30, 2006 Quarterly Report on Form 10-Q.  Our future filings will also reflect the updated language.

2.                With respect to your reference to reasonable assurance, please note that you may also state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference in future filings to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at: http://www.sec.gov/rules/final/33-8238.htm.

The Company has considered the Staff’s comment, and in our June 30, 2006 Quarterly Report on Form 10-Q, we have revised our disclosure to state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  We have removed other references as to the level of assurance of our disclosure controls and procedures.  Our future filings will also reflect the updated language.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Contractual Obligations, page 54

3.                In the future filings please include a column reflecting the total amount of each type of contractual obligation.  Please also include in the table in future filings your other long-term liabilities reflected on your balance sheet under U.S. GAAP.  Please refer to Item 303(a)(5) of Regulation S-K.

The Company has considered the Staff’s comment, and in our 2006 Annual Report on Form 10-K, we will include a column reflecting the total amount of each type of contractual obligation and include other long-term liabilities as applicable in the contractual obligations table.

Consolidated Financial Statements, page 75

Note 4. Discontinued Operations and Divestitures, page 99

4.                On page 99 you disclose that you “determined that the book value of the A&E Products reporting unit was in excess of its estimated fair value which resulted in a goodwill impairment charge of $162 million.”  Based upon this disclosure and the discussion of your goodwill impairment evaluation accounting policy on pages 89 and 49, it is not clear whether you calculate the amount of the goodwill impairment charge based upon the implied fair value of the goodwill.  That is, your disclosure only appears to refer to the first part of the impairment test which compares the fair value of a reporting unit with its carrying amount, including goodwill.  Please respond to the following:

•                     Tell us how you determined the amount of any goodwill impairment charge included in your financial statements for each of the years in the three year period ended September 30, 2005 and for the six months ended March 31, 2006. That is, tell us how you determined the implied fair value of the goodwill and whether the amount of the impairment represents the excess of the carrying amount of that goodwill over its implied fair value. Please see paragraphs 20 – 21 of SFAS 142.

When testing for goodwill impairment, the Company follows the guidance prescribed in SFAS 142 paragraphs 19-25.  First, the Company performs a step I goodwill impairment test to identify a potential impairment.  In doing so, the Company compares the fair value of a reporting unit with its carrying amount using the guidance in paragraph 19 of SFAS 142.   If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired and a second step impairment test is not necessary.  If the carrying amount of a reporting unit exceeds its fair value, a step II goodwill impairment test is performed in accordance with paragraphs 20-21 of  SFAS 142 to measure the amount of impairment loss.

In the step II goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill.  If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined.  The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.  Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

As disclosed in Note 12 in our 2005 Annual Report on Form 10-K, in 2003, Power Systems, Electrical Contracting Services and the Printed Circuit Group failed a step I goodwill test which identified a potential impairment.  As a result, the Company then performed a step II goodwill impairment test to measure the amount of impairment loss, if any.  Goodwill was determined to be impaired and an aggregate impairment charge of $278 million was recorded for Power Systems, Electrical Contracting Services and the Printed Circuit Group.

As disclosed in Note 4 in our 2005 Annual Report on Form 10-K, in 2005, as a result of consideration for potential sale and deteriorating operating results in the A & E Products business, the Company performed an interim assessment of the recoverability of both goodwill and long-lived assets of its Plastics and Adhesives segment (which includes the A & E Products business).   The A & E Products business failed a step I goodwill test which identified a potential impairment.  As a result, the Company then performed a step II goodwill impairment test to measure the amount of impairment loss.  Goodwill was determined to be impaired and an aggregate impairment charge of $162 million was recorded for A & E Products.  During the fourth quarter of 2005, the A & E Products business, along with the rest of the Plastics and Adhesives segment, met both the held for sale and discontinued operations criteria as provided by SFAS 144 and was reclassified as a discontinued operation.

•                  In light of the fact that goodwill represents approximately 39% of your total assets as of September 30, 2005, please expand your accounting policy in future filings to explain how you test goodwill for impairment and how you determine the amount of any impairment charge recorded.  Please refer to paragraphs 19 - 21 of SFAS 142.

The Company has considered the Staff’s comment, and in our 2006 Annual Report on Form 10-K, we will expand our accounting policy disclosure to more thoroughly describe how we test goodwill for impairment and determine the amount of any impairment charge.

•                  In future filings please revise your disclosure related to the changes in the carrying amount of goodwill in Note 12 to show the aggregate amount of goodwill impairment losses recognized in each period.  Please see paragraph 45(c)(2) of SFAS 142.

The Company has considered the Staff’s comment and in future filings will include the aggregate amount of goodwill impairment charges related to continuing operations as a separate line item in the goodwill roll forward table as presented in Note 12 of our 2005 Annual Report on Form 10-K.   Goodwill impairments that were reported in discontinued operations are disclosed and discussed in the discontinued operations section of Note 4 of our 2005 Annual Report on Form 10-K

Note 14. Debt, page 113

5.                                     We note that you have $1.2 billion of 2.75% convertible senior debt with a 2008 put option and $750 million of 3.125% convertible senior debt with a 2015 put option.  Additionally, you disclose that in 2005 you repurchased $1.2 billion of 2.75% convertible debt for $1.8 billion and $750 million of 3.125% convertible debt for $1.1 billion, resulting in a $1.0 billion loss on the extinguishment of the debt. Please respond to the following:

•                  Please tell us and disclose in future filings the significant terms of the convertible debt including conversion, put and call features.  See paragraph 4 of SFAS 129.

The Company has considered the Staff’s comment, and in our June 30, 2006 Quarterly Report on Form 10-Q, we included a description of the significant terms of the convertible debt that was outstanding at June 30, 2006.  Our future filings will also include a description of the significant terms of the outstanding convertible debt.

A description of the significant terms of our convertible debt that was outstanding as of September 30, 2005 follows.

In 2003, Tyco issued $1.5 billion 3.125% convertible senior debentures due 2023 with a 2015 put option.  Holders of Tyco’s 3.125% convertible senior debentures may convert each $1,000 principal amount of the debentures into 45.9821 Tyco common shares prior to the stated maturity date at a rate of $21.7476 per share.  Additionally, under the put option holders of the 3.125% convertible senior debentures may require Tyco International Group S.A. (“TIGSA”), a wholly-owned subsidiary of the Company that holds public debt securities that are fully and unconditionally guaranteed by Tyco, to purchase all or a portion of their debentures on January 15, 2015.  If the option is exercised, TIGSA is required to repurchase the debentures at par plus accrued interest, and may elect to repurchase the securities for cash, Tyco common shares, or some combination thereof.  The 3.125% convertible senior debentures are redeemable by the Company for cash at any time on or after January 20, 2008 for an amount equal to the redemption price.

During 2005, the Company repurchased $750 million principal amount of the 3.125% convertible debentures for $1.147 billion resulting in a $413 million loss on the retirement of debt, including the write-off of unamortized debt issuance costs, which was reflected in Other expense, net in the Consolidated Statements of Income.

In 2003, Tyco issued $3.0 billion of 2.75% convertible senior debentures due 2018 with a 2008 and 2013 put option outstanding.  Holders of Tyco’s 2.75% convertible senior debentures could convert each $1,000 principal amount of the debentures into 43.8920 Tyco common shares prior to the stated maturity date at a rate of $22.7832 per share.  Additionally, holders of the 2.75% convertible senior debentures may require TIGSA to purchase all or a portion of their debentures on January 15, 2008 and January 15, 2013.  If the option is exercised, TIGSA is required to repurchase the debentures at par plus accrued interest, and may elect to repurchase the securities for cash, Tyco common shares, or some combination thereof. The 2.75% convertible senior debentures are redeemable by the Company for cash at any time on or after January 20, 2006 for an amount equal to the redemption price.

During 2005, the Company repurchased $1,241 million principal amount of the 2.75% debentures for $1,823 million resulting in a $600 million loss on the retirement of debt, including the write-off of unamortized debt issuance costs, which was reflected in Other expense, net in the Consolidated Statements of Income.  In 2004, we repurchased $517 million of the 2.75% debentures for $750 million resulting in a $241 million loss on retirement of debt.

As stated in the notice of redemption and in accordance with the Indenture under which these convertible debentures were issued, on February 21, 2006 TIGSA gave a notice of redemption to exercise its right to redeem all of its remaining 2.75% convertible senior debentures at a redemption price of 101.1 percent of the principal amount outstanding plus interest accrued prior to the redemption date of March 8, 2006.  Prior to the redemption date, $1.2 billion of the 2.75% convertible senior debentures were converted into 54.4 million Tyco common shares.  On March 8, 2006, TIGSA redeemed the remaining $1 million principle amount outstanding with cash.

Additionally, the 3.125% and 2.75% debentures are also redeemable for par plus accrued interest contingent upon a change in control or a change in tax status.

•                  Please tell us about your evaluation of the features of those instruments, including the conversion and put options, to determine whether there was any embedded derivative that should be bifurcated under SFAS 133 and EITF 00-19.  Please continue this analysis, as applicable, to address whether there is any beneficial conversion feature under EITF 98-5 and 00-27.

The conversion and other option features in the Company’s 2.75% convertible senior debentures and the 3.125% convertible senior debentures are summarized as follows:

	Feature	Option of	Settlement	Redeemable/Contingent
1	Conversion rights	Holder	Shares at predetermined conversion rate	Anytime through maturity
2	Optional call A	Company	Prices declining from a specified % per $1,000 principal amount plus accrued and unpaid interest	2.75%: on or after Jan. 20, 2006 3.125%: on or after Jan. 20, 2008
3	Optional put A	Holder on specified dates	Settlement is based on par plus accrued and unpaid interest; Company may choose cash, shares or combination	2.75%: on Jan. 15, 2008 or Jan. 15, 2013 3.125%: on Jan.15, 2015
4	Optional put B	Holder upon trigger of contingency	100% of the principal plus accrued and unpaid interest	Contingent upon change of control as defined in the agreement
5	Optional call B	Company upon trigger of contingency	100% of the principal plus accrued and unpaid interest plus additional amounts	Upon change in tax status of debentures as defined in the agreement

The Company considered each of these features in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, paragraphs 11, 12, 13 and 61(d), DIG Issue B16, Calls and Puts in Debt Instruments, DIG Issue B39, Embedded Derivatives: Application of Paragraph 13 (b) to Call Options That Are Exercisable Only by the Debtor, and the criteria outlined in EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.

1.               Conversion rights: The conversion option can only be physically settled in shares and as such, the conversion option would be classified as equity if it was a standalone instrument and therefore would be excluded from the definition of a derivative under paragraph 11 of SFAS No. 133.  In addition, we considered paragraphs 12 through 32 of EITF 00-19 and concluded that all of the conditions in those paragraphs were met and that equity classification would not be precluded under the terms of the conversion rights.

2.               Optional Call A: Call option at the option of the Company:   Under paragraph 61(d) of SFAS No. 133, call options that can accelerate the repayment of principal are considered clearly and closely related to the debt instrument if certain criteria are met.  DIG Issue B16 provides further guidance in applying paragraph 61(d).   In the case of this call option, the payoff

amount is fixed at a price equal to a small percentage above par plus accrued and unpaid interest, and the debt was not issued at a substantial premium or discount.  In addition, we considered paragraphs 13(a) and (b) and DIG Issue B39 and concluded that the debentures could not be contractually settled in such a way that the holders would not recover substantially all of their initial investment nor would the Company be required to analyze under paragraph 13(b), because the call is only exercisable by the borrower.  Therefore, the call option need not be bifurcated and separately accounted for as a derivative.

3.               Optional Put A:  Put option at the option of the holder on specified dates:  In the case of this put option, the analysis under DIG Issue B16 yields that the payoff amount is par plus accrued and unpaid interest and the debt was not issued at a substantial premium or discount. In addition, we considered paragraph 13 (a) and (b) and concluded that the debentures could not be contractually settled in such a way that the holders would not recover substantially all of their initial investment nor could the holders double their initial rate of return. The feature permitting the Company the option to settle in cash or shares does not create an embedded derivative since if the option is settled in cash at par, the feature would follow the B16 analysis above and therefore would be clearly and closely related to the debt contract.  If the option is settled in shares (at the election of the Company) calculated based on the par value, the feature would be excluded from the definition of a derivative under paragraph 11 since it would be classified as equity and since the conditions in EITF 00-19 paragraphs 12 through 32 have been met.

4.               Optional Put B:  Put option at the option of the holder in event of change in control:  In the case of this put option, the analysis under DIG Issue B16 yields that the payoff amount is par plus accrued and unpaid interest and the debt was not issued at a substantial premium or discount.  In addition, we considered paragraphs 13(a) and (b) and concluded that the debentures could not be contractually settled in such a way that the holders would not recover substantially all of their initial investment nor could the holders double their initial rate of return.  Therefore, the call option need not be bifurcated and separately accounted for as a derivative.

5.               Optional Call B:  Call option at the option of the Company in the event of change in tax status of the debentures:  In the case of this call option, the analysis under DIG Issue B16 yields that the payoff amount is par plus accrued and unpaid interest plus additional amounts that are indexed to other than interest rates or credit risk, and therefore, this feature is an embedded derivative under SFAS No. 133.  The fair value of this feature is not material, because the option is only exercisable upon the occurrence of a specified regulatory event and such event has not occurred and is not currently expected to occur.

•                  Please reconcile your disclosure on page 107 in Note 9 with respect to convertible debt due in 2020, and 2021 with your disclosure in note 14 which only seems to reflect convertible debt due in 2010, 2018 and 2023.

While all of the convertible debentures outlined below were appropriately incorporated into our EPS calculations, the caption on the table in Note 9 on page 107 of our 2005 Annual Report on Form 10-K inadvertently excluded reference to the convertible debentures due 2018 and 2023.  To clarify, in our March 31, 2006 Quarterly Report on Form 10-Q, we revised that caption to read “Exchange of convertible debt” without reference to maturities.  We reflected the same caption in our June 30, 2006 Quarterly Report on Form 10-Q.

At September 30 the following convertible debt was outstanding and contemplated in the EPS calculation:

	2005	2004
Discretely reflected on the debt table:
2.75% convertible debentures due 2018	$1.3 billion	$2.5 billion
Zero coupon convertible debentures due 2010	$0	$24 million
3.125 convertible debentures due 2023	$0.8 billion	$1.5 billion

Included in other on the debt table:
Zero coupon convertible debentures due 2020	$1.7 million	$1.7 million
Zero coupon convertible debentures due 2021	$0.1 million	$1.0 million

Form 10-Q for the Quarterly Period Ended March 31, 2006

Financial Statement — Note 11 Share Plans, page 21

6.                                     We note on page 23 that the total number of restricted share grants under the 2004 plan increased to 13 million at March 31, 2006 from the 5 million at September 30, 2005 disclosed in your 2005 Form 10-K, representing a difference of 8 million.  Please reconcile that amount with the rollforward schedule on page 26 reflecting grants of 6.2 million between October 1, 2005 and March 31, 2006.

The table below reconciles the restricted shares granted under the Company’s 2004 Plan at September 30, 2005 to those granted at March 31, 2006 and reflects the 6.2 million grants made in 2006 as per the rollforward on page 26 of the March 31, 2006 Form 10-Q.

Restricted share grants at September 30, 2005 as per Form 10-K	5.3 million shares
Awards granted during fiscal 2006 (including performance shares)	6.2
Restricted stock units and performance shares granted prior to 2006	1.1
Awards granted under the 2004 Plan at March 31, 2006	12.6 million shares
(13 million rounded)

Prior to 2006, we disclosed the number of restricted share awards under the 2004 Plan. In connection with the adoption of SFAS 123R in 2006, the Company began including all restricted share and restricted unit awards under the 2004 Plan in the total number of shares granted in the plan description disclosure.   Please note that the rollforward schedule on page 26 of the March 31, 2006 Quarterly Report on Form 10-Q includes  unvested shares issued under the 2004 Plan (the shares in the table above), as well as those issued under the Company’s other share plans.

7.                                     We note on page 23 that under one employee stock purchase plan, you grant options to purchase shares at the end of three years of service at 85% of the market price at the time of grant.  It appears that the number of options outstanding under this plan increased by 1 million shares from September 30, 2005.  Please revise future filings to provide the disclosures required by paragraphs 64-65 and A240-242 of SFAS 123R for this plan, or tell us why you have not provided the additional disclosures.  Refer to paragraphs 12, 13, and A240(b)(1) of SFAS 123R.

The Company has considered the Staff’s comment, and in our 2006 Annual Report on Form 10-K, we will revise our disclosures to provide the disclosures required by paragraphs 64-65 and A240-242 of SFAS 123R for this plan as appropriate.

8.                                     We note that you issued deferred stock units.  Please revise future filings to provide the disclosures required by paragraphs 64-65 and A240-242 of SFAS 123R for this plan, or tell us why no additional disclosures are required.  For example, see paragraph A240(b)(2) and (c) of SFAS 123R.

The Company has considered the Staff’s comment, and in our 2006 Annual Report on Form 10-K, we will revise our disclosures to provide the disclosures as required by paragraphs 64-65 and A240-242 of SFAS 123R for this plan as appropriate.

9.                                     Please disclose in future filings, as applicable, the total fair value of shares vested during the year.  Please see paragraph A240(c)(2) of SFAS 123R.

The Company has considered the Staff’s comment and has revised its disclosure in its June 30, 2006 Quarterly Report on Form 10-Q to include the total fair value of shares vested during the year as required by paragraph A240(c)(2) of SFAS 123R.

10.                              We note that you also issue restricted share awards that vest based upon performance criteria.  As indicated in paragraph A240(f) of SFAS 123R, please revise the note in future filings to provide separate disclosure for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of your share-based compensation.

During fiscal year 2006, the Company issued approximately 1 million performance-based shares under the 2004 Plan.  The Company has considered the Staff’s comment, and in our 2006 Annual Report on Form 10-K we will revise our disclosures to provide separate disclosure for performance based restricted share awards as indicated in  paragraph A240(f) of SFAS 123R as appropriate.

11.                              With respect to your deferred stock units, please provide us with a description of the share-based payment arrangement, including any substantive terms and conditions of the awards.  Please explain how you determine the actual number of shares that will be distributed to the employee at the end of the arrangement.  Explain how the notional units are tied to the value of Tyco common shares and clarify whether or not payment, at distribution, may be made in cash.

The Company issues deferred stock units (‘‘DSUs’’) which are granted under the Company’s 2004 Plan. DSUs are notional units that are correlated to the value of Tyco common shares with distribution deferred until termination of employment. According to the terms of the plan, the Company is obligated to deliver common shares, and has the ability to deliver such shares, at a future date based on certain terms and conditions.

Similar to restricted share grants that vest through the passage of time, the fair market value of the DSUs at the time of the grant is amortized to expense over the vesting period. Recipients of DSUs do not have the right to vote such shares and do not have the right to receive cash dividends. However, they have the right to receive notional dividends in the form of additional DSUs.

Conditions of vesting are determined at the time of grant. Under the 2004 Plan, the majority of Tyco’s DSU grants awarded to top executives vest in equal annual installments over a three-year period. DSU grants to directors of the Company generally vest at the date of grant. No shares are issued until the awards are vested and termination of employment/directorship occurs.

DSUs granted to directors and key employees are authorized and administered by the Board of Directors of the Company in accordance with the terms of the existing plan.  The number of units and price per unit are fixed on the date the awards are granted.  The price is based on the fair market value of the Company’s stock on the date of grant.

Upon termination, one share will be exchanged for each deferred stock unit that vests. Distribution, when made, will be in the form of actual shares. There is no provision within the terms of the 2004 Plan that would permit the Company to settle the awards in cash, nor does the Company have a practice of settling such awards in cash.

12.                              Also relating to your deferred stock units, please tell us how you accounted for, valued and classified the awards in your financial statements.  Please cite the accounting literature upon which you relied and explain how that guidance applies to your facts and circumstances.

The Company historically accounted for DSUs under the provisions of Accounting Principles Bulletin No. 25 (“APB 25”). Under APB 25, the deferred stock units were accounted for as compensatory fixed awards, similar to time based restricted stock because the number of units is fixed on the date the DSUs were granted.  The dividends associated with the DSUs, if any, are issued in additional DSUs, which does not preclude fixed accounting; each is viewed as equivalent to a new grant.  The grants of the DSUs were considered compensatory since the DSUs have no exercise price.

The Company currently applies the provisions of SFAS 123R in accounting for grants of deferred stock units. The relevant guidance is set forth in paragraph 21 of the Standard as follows:

“A nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date. A restricted share awarded to an employee, that is, a share that will be restricted after the employee has a vested right to it, shall be measured at its fair value, which is the same amount for which a similarly restricted share would be issued to third parties.”

In accordance with the guidance indicated above, deferred stock units granted under the plan are measured at fair value on the grant date and amortized on a straight-line basis over the vesting period.

In addition, SFAS No. 123R paragraphs 29-35 specifies the following five key principles regarding when an award should be classified as a liability, although certain exceptions exist:

1.               An option or similar instrument where the underlying stock is classified as a liability or that requires a company to pay an employee cash or other assets

2.               An award with conditions or other features that are indexed to something other than a market, performance or service condition

3.               An award that meets certain criteria of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

4.               An award with a repurchase feature that permits an employee to avoid, for at least six months after the stock issuance, the risks and rewards that are normally associated with stock ownership, or an award where it is probable that the employer would prevent, for at least six months after the stock issuance, the employee from bearing the risks and rewards that are normally associated with stock ownership

5.               An instrument that would require the company to settle the award in cash or other assets, unless cash settlement is based on a contingent event that is not probable and outside the control of the employee

The Company has considered the criteria for determining liability or equity classification as well as the written terms and conditions of its awards and concluded that equity classification appropriately reflects the substantive terms of the Company’s DSU awards.